United States securities and exchange commission logo





                              August 20, 2021

       Michelle Wilson
       Co-Chief Executive Officer
       Isos Acquisition Corporation
       55 Post Road West, Suite 200
       Westport, CT 06880

                                                        Re: Isos Acquisition
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed July 22, 2021
                                                            File No. 333-258080

       Dear Ms. Wilson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please refer to the prospectus cover page. Please revise the prospectus cover page to disclose New Bowlero's
dual-class voting structure and quantify the voting power that the Class B common
stock will have after the offering and business combination due to the disparate voting
rights attached to the two classes of capital stock and identify the holder or holders of
such shares.
       Question and Answers About the Proposals, page 1

   2. Please revise to include a question and answer addressing the voting power that current
                                                        Isos shareholders will
hold in New Bowlero immediately after the consummation of the business combination to
include the relative voting power of the different shareholder
 Michelle Wilson
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         contingency groups and the effect of New Bowlero's dual-class voting structure.
         Additionally, please also address the potential dilutive effect of the earnout on current Isos shareholder's voting power.
Q: What will Bowlero's Stockholders receive in return for Isos's acquisition, page 3

3. Please revise the answer to clarify the relative value of the various types of consideration set forth in subsections (i) through (iv). Additionally, please revise to discuss the earnout in greater detail to include the number of shares and the applicable vesting triggers.
Q: What equity stake will current Isos shareholders and Bowlero Stockholders hold in New
Bowlero, page 3

4. We note that the equity stake percentages contained in the second paragraph of the answer exclude the dilutive effects of the earnout and any conversion of the New Bowlero preferred stock. Please revise the answer to include an additional equity stake breakdown including the common stock that could be issued pursuant to the earnout and the conversion of any preferred stock so current Isos shareholder's can appreciate the potential equity stake dilution under these additional scenarios which are directly connected to the business combination. Please also revise the Ownership of New Bowlero following the
         Business Combination section on page 22 accordingly.
Common and Preferred PIPE Offerings, page 20

5. Please revise to briefly describe the material terms and conditions of the New Bowlero preferred stock to be issued in connection with the Preferred PIPE Offering.
Issuance to Atairos, page 20

6. Please revise to quantify the number of Bowlero Common Stock being converted, the number of New Bowlero preferred stock being issued and the relative price per share applicable to such conversion.
Sponsor Support Agreement, page 21

7. Please revise the second paragraph to quantify the number of Class B ordinary shares forfeited, the number of Class B ordinary shares and warrants which will unvest and the triggers which will lead to subsequent vesting.
Interests of the Sponsor Related Persons in the Business Combination, page 25

8. Please revise the first bullet to quantify the current value of the private placement warrants.
9. Please revise to include a bullet which details, upon completion of the business combination, the ownership of New Bowlero by the related persons. Please quantify the related persons equity position and its relative value in terms of the overall transaction.
 Michelle Wilson
Isos Acquisition Corporation
August 20, 2021
Page 3
         Additionally, to the extent quantifiable, please include the related persons rate of return on their initial investment in Isos.
Interests of the Bowlero Related Parties in the Business Combination, page 26

10. Please revise the fourth, sixth and seventh bullets to quantify the amounts, consideration or value of the shares to be received in the discussed items.
The COVID-19 pandemic has disrupted and is expected to continue to disrupt our business, page
36

11. Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the Bowlero's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.
We face risks related to our substantial indebtedness, page 39

12. Please revise to quantify your substantial indebtedness and your current debt service obligations.
Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum, page 62

13. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under
         the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please revise to clarify that fact and ensure that the exclusive forum provision in the governing documents states this clearly.
         Please also revise the Exclusive Forum section on page 229 accordingly.
The BCA Proposal, page 87

14. Please revise to add a new section here, or in another appropriate location, to disclose all possible sources and extent of dilution that current Isos shareholders who elect not to redeem may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the various shareholder contingency groups (sponsors, current Bowlero shareholders,
       PIPE investors, etc.), any convertible securities (New Bowlero preferred stock or
FirstName LastNameMichelle Wilson
       warrants), the earnout, etc., including any needed assumptions. The presentation should
Comapany
       also NameIsos
            factor in a Acquisition Corporation
                        range of redemption  scenarios, including minimum,
maximum and interim
Augustredemption    levels.
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FirstName LastNameMichelle
Isos Acquisition Corporation Wilson
Comapany
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Background to the Business Combination, page 106

15. We note that between April 12, 2021 and April 26, 2021 the parties negotiated various terms of the LOI. Please revise the respective discussions to discuss the terms of the various LOIs or any feedback or negotiations in greater detail including the modification of any material terms related to price, valuation or the consideration to be received by
         Bowlero.
16. We note your disclosure that after the parties executed the LOI that the parties continued
         to negotiate various terms of the transaction to include valuation, sponsor economics, management bonus consideration, etc. Please revise the various discussions to discuss in greater detail all negotiations related to price, valuation or consideration to be received by
         Bowlero. Additionally, please discuss in greater detail any negotiations related to the sponsor or current Isos shareholders equity position in the post-combination company.
Certain Forecasted Information for Bowlero, page 113

17. We note your disclosure in the second and third paragraphs that the financial forecasts were based upon numerous estimates and assumptions. Please revise to disclose the material estimates and assumptions underlying the financial forecasts. U.S. Federal Income Tax Considerations , page 153

18. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Isos Acquisition Corporation's securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the summary of the Domestication Tax Opinion to be delivered by Hughes Hubbard & Reed
         LLP to be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material federal tax consequences of the transaction to the public investors.
Competitive Strengths, page 180

19. We note your disclosure in the first paragraph that the company has a solid track record of sustainable growth and profitability. Please revise to balance your disclosure with the company's net losses in 2019, 2020 and the most recent interim period. Proven Business Model, page 180

20. Please revise to balance the discussion with your current results of operation since March
         2020. Please disclose the most recent average revenue growth rates, overall and on a same-store basis.
 Michelle Wilson
Isos Acquisition Corporation
August 20, 2021
Page 5
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bowlero
Non-GAAP Financial Measures, page 186

21. Please tell us in further detail how you define and calculate EBITDA from closed centers.
22. We note the adjustment Contra Rent Expense which you state is accounting for rent on a cash basis. Please further clarify for us in further detail how this adjustment is calculated.
         Additionally, please tell us how this adjustment complies with Question 100.04 of the
         Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial Measures.
23. We note that optimization run-rate savings are projected cost savings, operating expense reductions, operational improvements and other cost synergies from actions that have been taken or with respect to which steps are expected to be taken. Please tell us in further detail how you calculate this adjustment.
24. You state that "Adjustments for Renovated and De novo facility is an estimated benefit for the first 18 months following the opening of a de nova facility." Please tell us in further detail how you calculate this adjustment. Additionally, please tell us and revise to disclose what a De novo facility is.
25. Please tell us what the "Other" adjustments were for the thirteen weeks ended June 28,
         2020 and September 27, 2020 and explain why material items were not separately presented.
26. Bargain purchases are expected to be infrequent. Please explain why you didn't adjust for the gain on bargain purchases in the year ended June 30, 2019.
27. Please revise your disclosure to clearly explain how investors should use the measure or what specifically the measure tells investors. Refer to Item 10(e)(1)(i)(C) of Regulation
         S-K.
28. Reference is made to your presentation of trailing fifty-two week Adjusted EBITDA here and in the table on page 186. Please present trailing fifty-two week net income, the comparable GAAP measure, with equal or greater prominence. Refer to
Item
         (10)(e)(1)(i)(A) of Regulation S-K.
29. Reference is made to your presentation of trailing fifty-two week Adjusted EBITDA as a percentage of trailing fifty-two week revenues. Please present trailing fifty-two week net income as a percentage of trailing fifty-two week revenues, the comparable GAAP measure, with equal or greater prominence. Refer to Item
(10)(e)(1)(i)(A) of Regulation
       S-K.LastNameMichelle Wilson
FirstName
Comapany
30.         NameIsos
       Please considerAcquisition
                       including aCorporation
                                     footnote with a more detailed description
than currently
Augustprovided
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                 Page  5 adjustment requiring explanation.
FirstName LastName
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Isos Acquisition Corporation Wilson
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Results of Operations, page 188

31. Please disclose the nature of expenses included in the cost of revenues and selling, general and administrative line items.
Critical Accounting Estimates
Goodwill Impairment, page 197

32. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and are not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

                the percentage by which fair value exceeded carrying value at the date of the most recent test;
                the amount of goodwill allocated to the reporting unit;
                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(b)(3) of Regulation S-K.
Management and Board of Directors, page 199

33. We note that the company and certain stockholders are party to a Stockholders Agreement which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K and Item 18(a)(7) of
         Form S-4.
Bowlero Corp. Consolidated Statements of Operations, page F-38

34. Please tell us your consideration of classifying loss on refinance of debt, gain on sale of short-term investments and gain on bargain purchases as non-operating. Bowlero Corp. Notes to Consolidated Financial Statements
Note 1. Organization and Impact of COVID-19, page F-42

35. We note that you operate bowling centers under different brand names. You further state
         that    The AMF and Brunswick brand names are traditional bowling
centers and the
         Bowlmor and Bowlero branded centers offer a more upscale entertainment concept with lounge seating, enhanced food and beverage offerings, and more robust customer service
 Michelle Wilson
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         for individuals and group events.    We also note that approximately
53% of your bowling
         centers operate under the AMF brand name and that approximately 47% operate under the
         Bowlmor and Bowlero brand names. Please tell us how many operating segments you have identified. Additionally, please tell us what consideration was given to the guidance in ASC 280-10-50 regarding identifying and aggregating operating segments.
Note 2. Significant Accounting Policies (cont.)
Revenue Recognition, page F-47

36. We note you earn revenue from bowling, shoe, food and beverage, amusement, merchandise, membership, sponsorship and tournaments. Please revise to provide disaggregated revenue disclosure as required by ASC 606-10-50-5.
37. Please revise to disclose how the Professional Bowlers Association earns revenue. Please quantify for us revenue recognized from each of the revenue streams.
38. We note that you adopted ASC 606 on July 1, 2019. However, your revenue recognition policy disclosure is very brief. Please revise your accounting policy disclosure to clearly describe how and when you recognize revenue for each material revenue stream.
(3) Acquisitions, page F-50

39. Please revise to describe the reasons why the two fiscal 2019 transactions resulted in bargain purchases. Refer to ASC 805-30-50-1f.
General

40. In an appropriate place in your prospectus, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michelle Wilson
Isos Acquisition Corporation
August 20, 2021
Page 8

        You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797
with any other questions.



FirstName LastNameMichelle Wilson                       Sincerely,
Comapany NameIsos Acquisition Corporation
                                                        Division of Corporation
Finance
August 20, 2021 Page 8                                  Office of Trade &
Services
FirstName LastName